

November 8, 2024

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

> **Re: Phoenix Capital Group Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed October 29, 2024**
> **File No. 333-282862**

Dear Curtis Allen:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 29, 2024

Cover Page

1.	With respect to your disclosure that certain of your personnel will receive sales commissions as licensed registered representatives of Dalmore Group, please identify these individuals and update, as applicable, the section titled Certain Relationships and Related-Party Transactions. Please also file the agreement that contemplates the amount to be paid as such commissions. In this regard, we note that Section 2(a) of the Service Agreement with Dalmore filed as Exhibit 1.1 includes fees based on the gross proceeds of the offering and provides generally that "this fee may be increased to a rate to be mutually agreed upon by Dalmore and Phoenix at a later date. A portion of the increased commission will include commissions payable to these registered representatives as mutually agreed upon by Dalmore and Phoenix."

2. We note your response to prior comment 5. Please further revise your cover page to disclose (i) the amount of total debt that will be outstanding when the notes offered by this prospectus are sold, (ii) the amount of debt that will be pari passu with the notes, and (iii) the amount of debt that will be subordinated to the notes. Your disclosure should also specify, as noted on page 5, that the notes will be structurally subordinated to claims of creditors (including trade creditors) and preferred stockholders (if any) of the Issuer's subsidiaries.

3. Please revise the seventh paragraph of your cover page to prominently disclose, if true, that your notes will not be transferrable, except by your prior written consent. In addition, revise the headings in your summary at page 12 and in your risk factors at page 43 to provide similar disclosure. Also, revise the summary and body of the prospectus, as appropriate, to clarify how you will determine whether to provide consent.

Prospectus Summary
Company Structure, page 5

4. We note your response to our prior comment 3. Please further revise your corporate structure chart to include Lion of Judah Capital, LLC. In this regard, we note that Lion of Judah controls your parent, Phoenix Equity Holdings, LLC.

5. We note your revisions to footnote (8). We also note the restructuring involving Phoenix Holdco on October 18, 2024. Please revise to describe the restructuring in greater detail. In addition, please provide a revised discussion of the Amended and Restated Senior Secured Credit Agreement to clarify the reasons for the restructuring and the significance of the change of ownership to investors.

Ranking, page 9

6. We note the five bullets at the start of this sub-section. For each bulleted disclosure (other than the first bullet), please quantify the current aggregate amount of debt and liabilities that fall within each category as of the most recent practicable date. In this regard, these aggregate amounts should reconcile with the itemized amounts disclosed in the three paragraphs following this bulleted disclosure. Provide similar disclosure in your risk factors at page 40.

7. We note your disclosure that as of June 30, 2024, you had $628.5 million of indebtedness outstanding. Please further revise your disclosure to state the amount of indebtedness that is maturing within the next year and your plans to repay that indebtedness. To the extent that you intend to use the proceeds from this offering to discharge indebtedness, revise your Use of Proceeds section to disclose the amount to be used to repay such obligations and the interest rate and maturity of such indebtedness.

Mandatory Redemption, page 11

8. We note that a holder may require that you, at any time and from time to time prior to maturity, redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest, and that this redemption right is subject to an annual cap of 10% of the aggregate principal amount of all Notes issued and then outstanding. Please disclose how the prioritization of the

mandatory redemptions will be determined and whether certain factors including the date of issuance, specific maturities, interest payment methods, and interest rates impact the mandatory redemption process. Please also disclose whether the Adamantium Bonds and other currently outstanding bonds issued pursuant to Regulation D and Regulation A have this mandatory redemption feature and annual cap, and if so, how that impacts the mandatory redemption of the Notes in this offering. Revise your risk factor disclosure accordingly.

Risk Factors
The development of our estimated proved and probable undeveloped reserves..., page 26

9.   Please expand the discussion to additionally clarify that 100% of your probable undeveloped reserves as of June 30, 2024 are undeveloped.

Use of Proceeds, page 49

10.   Revise your disclosure to quantify the Broker-Dealer Fee and maximum sales commissions to be paid to each of (i) the third-party individuals and (ii) certain of your personnel as compensation with respect to the sale of the Notes. Revise to provide similar disclosure on the cover page and in your Plan of Distribution disclosures at pages 12 and 134.

11.   We note your statement that "[you] have significant cash flow from operations, as well as multiple current and potential sources of financing, including under the Fortress Credit Agreement, the Adamantium Loan Agreement, and our offerings of debt securities pursuant to Regulation D...." Please reconcile this statement with your disclosures elsewhere indicating that as of June 30, 2024, you only had cash and cash equivalents of $4.1 million, the Fortress Credit Agreement and accompanying delayed draw term loan facility was borrowed in full at $135.0 million as of October 2024, that after giving effect to entering into the Fortress Credit Agreement, you had significant indebtedness outstanding of approximately $733.5 million and that as a result of your substantial indebtedness, a significant amount of your cash flow will be required to pay interest and principal on your outstanding indebtedness.

Business
Business Strategy, page 79

12.   We note disclosure on page 82 of 6,410 gross productive wells as of June 30, 2024 and the 1,965, 971 and 1,218 gross wells drilled during fiscal 2023, 2022 and 2021, respectively, in each instance have an overall average net (working) interest of less than 1 percent. However, the 36 gross wells drilled in 2024 through August 31 have an overall average net (working) interest of approximately 82 percent. Please expand the discussion of your business strategy to clarify the extent that these recent wells represent a departure from primarily participating in wells with royalty or minor working interests to participating in wells with significant working interests going forward. Additionally, expand the disclosure in your document to explain in greater detail the reason for the change and to discuss how this strategic change will expose you to higher capital and operating expenses and require higher levels of capital, potentially in excess of cash flow from operations, and reliance on outside funding, including additional indebtedness.

Certain Relationships and Related-Party Transactions
Amended and Restated Limited Liability Company Agreement of Phoenix Capital Group
Holdings, LLC, page 106

13.   Revise your disclosure here to clarify that your CEO, Adam Ferrari, is the manager of
       Phoenix Holdco and that in addition to designating your officers, Phoenix Holdco, as
       the sole member, shall also determine the salaries or other compensation of the
       officers of the Company. Please also revise to provide similar disclosure on the cover
       page and in the summary.

Investments in Company Debt, page 107

14.   We note that certain of your managers, executive officers and their respective family
       members may purchase and hold debt securities. Please tell us whether any of these
       individuals anticipate participating in this offering and, if so, whether they are able to
       seek mandatory redemption for their currently outstanding notes and the notes in this
       offering.

Notes to the Consolidated Financial Statements
Note 18-Supplemental Information on Oil and Natural Gas Operations (Unaudited)
Oil and Natural Gas Reserve Information, page F-31

15.   We note your response to prior comment 13 and the revised explanation of the
       underlying reasons for the changes in total proved developed and proved undeveloped
       reserves for the year ended December 31, 2023. However, your explanation of the
       individual changes in net quantities of proved developed and proved undeveloped
       reserves does not align with the corresponding figures in the tabular reconciliation of
       the changes in total proved reserves. For example, your explanation identifies changes
       of 921,396 Boe due to acquisitions compared to the line item in the reconciliation of
       1,426,545 Boe. We also note similar inconsistencies between your explanation and the
       line items for revisions of the previous estimates and extensions and discoveries
       which includes the change due to a previous misclassification as an adjustment rather
       than as part of the line item for revisions of the previous estimates.

       Please note Item 1203(b) of Regulation S-K requires separate disclosure of the
       changes that occurred in proved undeveloped reserves; however, FASB ASC 932-
       235-50-5 requires a reconciliation of the changes in an entity's total proved
       (developed plus undeveloped) reserves and a corresponding explanation for the
       significant changes. Refer FASB ASC 932-235-50-5 and the description of the line
       item changes part a through f used in the reconciliation and revise your disclosure
       accordingly. Also expand the disclosure on page F-32 to include an explanation of the
       significant changes that occurred during the year ended December 31, 2022 to comply
       with Instruction 1 to Item 302(b) of Regulation S-K.

       This comment also applies to the comparable disclosure provided elsewhere on page
       87 relating to the changes for the periods ending June 30, 2024 and December 31,
       2024.

Exhibits

16.   We note that your disclosure regarding the Amended and Restated Limited Liability Company Agreement of Phoenix Operating LLC and accompanying exhibit previously filed as Exhibit 10.4 has been removed. Please tell us the basis for omitting these disclosures. In this regard, we note that you are in the business of both drilling and extracting oil and gas minerals directly through your operations conducted by PhoenixOp.

General

17.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Chris Clark